COLUMBIA FUNDS SERIES TRUST

225 FRANKLIN STREET

BOSTON, MA 02110

Writer’s Direct Contact

(617) 385-9536

June 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Deborah O’Neal-Johnson

Re:	Columbia Funds Series Trust (the “Registrant”)
Registration Nos. 333-89661; 811-09645

Dear Ms. O’Neal-Johnson:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on June 13, 2011 in connection with post-effective amendment no. 92 to the registration statement of the Registrant on Form N-1A, filed with the SEC on April 28, 2011 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Registrant’s Columbia Multi-Advisor International Equity Fund (the “Fund”). The Staff’s comments are set forth below, and each is followed by our response.

PROSPECTUSES

General Comment

Comment 1:

Note that the Fund is now obligated to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement. See IC-28617 (February 9, 2010).

Response 1:

The Registrant recognizes its obligation to file XBRL Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement.

PROSPECTUS FOR CLASS A, CLASS B, CLASS C, CLASS I, CLASS R,

CLASS R4 AND CLASS W SHARES OF THE FUND:

Fees and Expenses of the Fund

Comment 2:

In the last sentence of footnote (f) to the fee table, confirm that the reference to “Fund” means the Board of Trustees acting on behalf of the Fund with respect to the approval needed to modify or amend the fee waiver and expense cap agreement.

Response 2:

The Registrant hereby confirms that the reference to the Fund in the last sentence of footnote (f) is intended to mean that the Board of Trustees, or an authorized committee of the Board, acts on behalf of the Fund with respect to the approval needed to modify or amend the fee waiver and expense cap agreement.

Comment 3:

Confirm whether the Fund intends to make use of the “Fee waivers and/or reimbursements” line in the fee table.

Response 3:

The Registrant confirms that the Fund will only reflect contractual fee waivers and reimbursements in the prospectuses, as applicable.

Principal Investment Strategies and Principal Risks

Comment 4:

Consider shortening the Fund’s disclosure in the “Principal Investment Strategies” section.

Response 4:

In light of the nature of the Fund and the multiple sub-advisers that manage the Fund’s portfolio, the Registrant believes that the content and length of the Fund’s disclosure in the “Principal Investment Strategies” section of the Fund’s prospectuses is appropriate. Accordingly, the Registrant respectfully declines to make the requested change in the Registrant’s 485(b) filing.

Comment 5:

The second paragraph under the “Principal Investment Strategies” section notes that the Fund invests in derivatives. Confirm that the disclosure is consistent with the Staff guidance set forth in the Miller Letter to the ICI dated July 30, 2010.

Response 5:

The Registrant hereby confirms that the disclosure is, in its view, consistent with Staff guidance set forth in the Miller Letter to the ICI.

Comment 6:

Considering adding Smaller Company risk disclosure in the “Principal Risk” section of the Fund’s prospectus.

Response 6:

The Registrant will add Smaller Company risk in the “Principal Risk” section of the Fund’s prospectuses as follows:

Smaller Company Securities Risk — Securities of small- or mid-capitalization companies (“smaller companies”) can, in certain circumstances, have a higher potential for gains than securities of large-capitalization companies but may also have more risk. For example, smaller companies may be more vulnerable to market downturns and adverse business or economic events than larger, more established companies because they may have more limited financial resources and business operations. These companies are also more likely than large-capitalization companies (“larger companies”) to have more limited product lines and operating histories and to depend on smaller management teams. Their securities may trade less frequently and in smaller volumes and may be less liquid and fluctuate more sharply in value than securities of larger companies. In addition, some smaller companies may not be widely followed by the investment community, which can lower the demand for their stocks.

Performance

Comment 7:

Remove the reference to returns shown for Class Z in the fifth sentence of the second paragraph under “Performance Information,” as returns for Class Z are not shown in the Fund’s prospectus.

Response 7:

The requested change will be made in the Registrant’s 485(b) filing.

Comment 8:

The table under “Average Annual Total Return as of December 31, 2010” includes a line item disclosure for Class A shares returns before taxes (without sales charges). Explain whether this disclosure is consistent with Instruction 2(a) of Item 4 of Form N-1A.

Response 8:

The returns shown in the first three line items of the “Average Annual Total Return as of December 31, 2010” table address the disclosure requirements set forth in Instruction 2(a) of Item 4 of Form N-1A. Instruction 3(b) of Item 4 of Form N-1A states that “[w]hen a Multiple Class Fund offers a new Class in a prospectus and separately presents information for the new Class in response to Item 4(b)(2), include the bar chart with annual total returns for any other existing Class for the first year that the Class is offered. … Include return information for the other Class reflected in the bar chart in the performance table.”

Class R4 is a new share class, which commenced operations on April 8, 2011, and therefore does not have calendar year performance. The Registrant chose to include the returns of Class A shares as a proxy for Class R4 shares pursuant to Instruction 3(b) of Item 4 and, because Class R4 shares are not subject to sales charges, presented the returns of Class A shares without sales charges. The fourth line item included in the “Average Annual Total Return as of December 31, 2010” table is intended to show returns for Class A shares without sales charges as a proxy to demonstrate potential returns for Class R4 shares consistent with Instruction 3(b).

Tax Information

Comment 9:

In the Fund’s “Tax Information” section, add disclosure that distributions from tax-advantaged accounts may be taxable upon withdrawal.

Response 9:

The requested change will be made in the Registrant’s 485(b) filing.

PROSPECTUS FOR CLASS Z SHARES OF THE FUND:

Purchase and Sale of Fund Shares

Comment 10:

In the “Purchase and Sale of Fund Shares” section of the Fund’s prospectuses, include disclosure about additional minimum investment requirements.

Response 10:

Item 6(a) of Form N-1A requires disclosure of the Fund’s “minimum initial or subsequent investment requirements” (emphasis added). The Registrant has opted to disclose the minimum initial investment requirements in the “Purchase and Sale of Fund Shares” section of the Fund’s prospectuses. Further, after July 31, 2011, no minimum additional investment for any share class of the Fund will be required. The Registrant discloses in the “Buying, Selling and Exchanging Shares” section of each of the Fund’s prospectuses the minimum initial investment and the minimum additional investment requirements in effect through July 31, 2011. The Fund’s prospectuses also will include disclosure that minimum additional investments will not be required after July 31, 2011. The Registrant believes that the current disclosure satisfies the requirements of Item 6(a).

Small Account Policy — Minimum Balance Fee

Comment 11:

In light of the Fund’s policy to charge an investor a $20 annual fee if the value of the account falls below the applicable minimum initial investment (“Small Account Fee”), include “Maximum Account Fee” disclosure pursuant to Instruction 2(d) of Item 3 of Form N-1A in the Fund’s fee table.

Response 11:

Instruction 2(d) of Item 3 provides, in relevant part, that “fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” After further review of the application of the Small Account Fee policy, the Registrant has determined that the policy applies to a limited number of shareholders based on their particular circumstances. Accordingly, the requested change will not be made in the Registrant’s 485(b) filing.

We hope that these responses adequately address your concerns. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert the Staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust

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